SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson
                                   Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $735,560                                               $22.58

 * For purposes of calculating the filing fee only. Assumes the purchase of 10,508 Units at a purchase price equal to $70 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $22.58
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: June 11, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of June 11, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC (collectively the "Purchasers") to purchase up to 10,508 Units of limited partnership interest (the "Units") in Shelter Properties V Limited Partnership (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Supplemental letter to unit holders is hereby amended to clarify that the number of units the Purchasers are offering to purchase remains 10,508.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated May 25, 2007*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated May 25, 2007*

(a)(4)   Notice of Withdrawal from AIMCO Properties, LP Tender Offer*

(a)(5)   Supplemental letter to unit holders dated June 11, 2007**

(a)(6) Notice of Withdrawal from AIMCO Properties, LP Tender Offer, as amended**

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 25, 2007

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 11, 2007


                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 14, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President